ADDENDUM No. 01 TO THE LOAN AND SECURITY AGREEMENT
BY AND BETWEEN
Energea Portfolio 5 LATAM LLC and Helios Energía S.A.S. E.S.P.
Dated: June [--], 30, 2025
This Addendum No. 01 (the "Addendum") to the Loan and Security Agreement, dated as of June [--], 30, 2025 (the "Agreement"), is entered into by and between Energea Portfolio 5 LATAM LLC, a Delaware limited liability company ("Energea"), and Helios Energía S.A.S. E.S.P., a Colombian utility services provider company ("Helios") (collectively, the "Parties").
RECITALS
WHEREAS, the Parties entered into that certain Loan and Security Agreement, dated as of January 22, 2025, which sets forth the terms and conditions under which Energea provides financing and security arrangements to Helios.
WHEREAS, the Parties recognize the evolving nature of Colombia's electricity regulatory framework and acknowledge Helios's strategic intent to expand its portfolio beyond Government Projects and Energea Projects by investing in additional forms of distributed solar generation, including commercial and industrial (C&I) self-generation projects, community energy initiatives, marginal producer schemes, and virtual self-generation arrangements, as permitted under applicable Colombian law;
WHEREAS, the Parties wish to amend and restate Section 1.49 of the Agreement to reflect this broader scope and ensure that such projects are duly included within the contractual definition of "Projects" for purposes of financing, oversight, reporting, and compliance under this Agreement;
WHEREAS, the Parties acknowledge that Section 1.66 of the Agreement designates Credicorp Capital Fiduciaria S.A. as the Trustee responsible for administering the Trust in accordance with the Trust Agreement and applicable laws;
WHEREAS, the Parties have agreed to modify this designation to allow for the appointment of any fiduciary entity duly authorized to operate in Colombia, provided such entity is selected by Helios and approved in writing by Energea, to ensure flexibility while maintaining adequate fiduciary standards;
WHEREAS, the Parties wish to amend and restate Section 1.66 to reflect this understanding and ensure that the Trustee's selection and authority remain consistent with Colombian law, the Trust Agreement, and Energea's oversight rights under the Agreement
WHEREAS, the Parties acknowledge that the Agreement refers to the term "Indebtedness" without providing a definition, and, for the purposes of legal certainty and contractual clarity, the Parties wish to incorporate a definition that reflects their mutual understanding of Indebtedness as encompassing all financial, corporate, trade, or credit-based obligations that generate interest payments to be made by Helios;
WHEREAS, Section 3.1.6 of the Agreement currently establishes as a Condition Precedent the termination or subordination of existing indebtedness; however, the Parties now agree that such indebtedness, as listed in the updated Schedule 4, shall be repaid with priority using Advances under the Agreement within the next six to twelve (6-12) months, and shall not constitute a Condition Precedent to the effectiveness of the Agreement;
WHEREAS, the Parties wish to amend the Agreement to confirm that it shall be deemed effective as of June 2025, notwithstanding that certain Conditions Precedent (including, without limitation, the execution of the Trust Agreement and registration of related corporate instruments) may remain outstanding, provided that such conditions shall survive as post-closing obligations and their non-fulfillment shall not impair the enforceability of the Agreement;

WHEREAS, the Parties acknowledge that Section 1.45 of the Agreement, which defines the role of the Operational Assigned Manager, requires further clarification to reflect the scope and nature of such role, including Helios's obligation to formally designate Juan Pablo Ballestas Juliao as CEO, and to grant him an irrevocable power of attorney to execute, perform, and enforce all obligations under the Agreement;
WHEREAS, the Parties further agree that Helios shall amend its bylaws within sixty (60) days to formally reflect this governance structure, and that any revocation or limitation of such power without Energea's prior written consent shall constitute a material breach of the Agreement;
WHEREAS, the Parties recognize the need to provide further clarity regarding the calculation and funding of the Reserve Requirement during the initial period following the First Advance, and to confirm that such Reserve shall be funded from the First Advance and replenished per the updated covenant structure;
WHEREAS, the Parties agree that the First Advance shall be disbursed directly to Helios and shall be used, at a minimum, to satisfy the initial Reserve Requirement, with any remaining portion eligible to be applied to the repayment of existing indebtedness or other permitted working capital purposes, all as detailed in the corresponding Advance Request and subject to Energea's prior written approval in accordance with the Agreement;
WHEREAS, the Parties wish to clarify that the Debt Service Coverage Ratio (DSCR) shall be measured strictly on a cash basis, using only actual cash inflows received by Helios;
WHEREAS, the Parties acknowledge that Section 5.2.4(c) of the Agreement currently requires Helios to transfer ownership or control of all newly formed or acquired Subsidiaries to the Trust, and now agree that such transfers shall not be required, provided that cash flows, receivables, and financial metrics of said Subsidiaries remain integrated under the Agreement's reporting and control framework;
WHEREAS, the Parties have agreed that, in the event that Moody's Investors Service downgrades Colombia's long-term foreign currency issuer rating to Ba1 or below, thereby aligning with the existing speculative-grade ratings affirmed by Fitch Ratings and S&P Global Ratings (currently BB+), the amortization structure for any future Advances under this Agreement shall shift to seventy-five percent (75%) in U.S. Dollars at 15% fixed interest and twenty-five percent (25%) in Colombian Pesos at 18% fixed interest. All Advances disbursed prior to such downgrade shall remain subject to the original 50/50 amortization structure;
WHEREAS, the Parties agree to include a new provision requiring Energea's prior written approval of all equipment specifications under the applicable Minimum Technical Requirements (MTRs), and to make such approval a condition precedent to disbursement of any EPC Advance;
WHEREAS, the Parties acknowledge that, while the Trust Agreement has not yet been executed, the absence of such execution shall not prevent the effectiveness of the Agreement as of June 2025, provided that the execution of the Trust Agreement shall remain a binding post-closing obligation;
WHEREAS, the Parties have agreed to amend the dispute resolution framework set forth in the Agreement to adopt a tiered arbitration structure, whereby disputes under USD 2 million shall be resolved through local arbitration in Bogotá, and disputes equal to or greater than USD 2 million shall be resolved through expedited ICC arbitration.
WHEREAS, the Parties wish to amend and restate the definition of "Material Adverse Effect" to provide enhanced clarity regarding the scope of events or circumstances that may materially affect the Borrower's financial condition, performance, enforceability of obligations, or the value and priority of Collateral under the Agreement;
NOW, THEREFORE, in consideration of the mutual covenants herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree to amend the Agreement as follows:
AMENDED CLAUSES
1. Amendment and Restatement of Section 1.45 - Operational Assigned Manager
Section 1.45 of the Agreement is hereby amended and restated in its entirety as follows:
"1.45 Operational Assigned Manager means the individual designated to serve as the Chief Executive Officer (CEO) of Helios and its Subsidiaries, with full authority over governance and operational decision-making, including strategic, financial, and operational matters. The designation of the Operational Assigned Manager as CEO shall not, in and of itself, be construed as implying legal representation under Colombian Commercial Law or any other applicable regulations, unless otherwise expressly determined by Helios in accordance with its corporate governance structure.
The initial Operational Assigned Manager shall be Juan Pablo Ballestas Juliao. Within thirty (30) days following the effectiveness of this Agreement, the Board of Directors of Helios shall formally ratify his designation in accordance with the corporate governance procedures of Helios. Helios shall also amend its bylaws within sixty (60) days of effectiveness to formally codify this role and structure. Any subsequent replacement of the Operational Assigned Manager shall be subject to Energea's prior written approval.
Helios shall grant Mr. Ballestas a general and irrevocable power of attorney sufficient to enable him to execute, perform, and enforce all agreements, financial transactions, regulatory filings, and operational decisions necessary to fulfill Helios's obligations under the Agreement and related documents. Any revocation, limitation, or suspension of such power of attorney without the prior written consent of Energea shall constitute a material breach of this Agreement and may trigger an Event of Default under Section 6.1."
2. Ammendment and Restatement of Section 1.49 - Projects
Section 1.49 of the Agreement is hereby amended and restated in its entirety as follows:
"1.49 Projects means all solar energy projects owned and/or operated by Helios or any of its Subsidiaries, including but not limited to:
1.49.1 Government Projects means solar energy projects financed or subsidized by government programs or agencies, including renewable energy initiatives, microgrid systems, and other installations in Zonas No Interconectadas (ZNI) designated by government policy. These projects are subject to the terms, conditions, and oversight of the applicable Government Authorities and generate Government Payments as defined in this Agreement.
1.49.2 Energea Projects means solar energy projects developed, owned, or operated by Helios or its Subsidiaries that are financed, in whole or in part, through this Agreement.
1.49.3 Commercial and Distributed Projects means any solar energy project developed, owned, or operated by Helios or its Subsidiaries under models permitted by Colombian electricity law and regulation, including but not limited to:
•       self-generation projects in the commercial and industrial (C&I) sectors;
•       distributed solar generation projects involving energy communities (comunidades energéticas);
•       participation by or in favor of marginal producers;
•       arrangements structured as virtual self-generation (autogeneración virtual); and
•       any other legally recognized model of distributed generation, collective generation, or authorized self-supply permitted by Colombian regulatory authorities.
For the avoidance of doubt, the inclusion of Commercial and Distributed Projects within the scope of "Projects" shall not be construed as granting Helios the right to undertake such Projects without Energea's prior written consent in any instance where (i) Advances under this Agreement are intended to be used; (ii) such Projects are reasonably expected to affect the Debt Service Coverage Ratio (DSCR), Debt Service and Corporate Coverage Ratio (DSCCR), or any other financial covenant; (iii) such Projects would result in new financial liabilities; or (iv) the revenues or assets of such Projects are intended to be included within the financial reporting or security structure of this Agreement."
3. Amendment and Restatement of Section 1.66 - Trustee
Section 1.66 of the Agreement is hereby amended and restated in its entirety as follows:
"1.66 Trustee means any fiduciary entity duly authorized to operate in Colombia under applicable financial and fiduciary regulations, which shall be appointed by Helios and approved in writing by Energea. The Trustee shall be responsible for the independent administration, custody, investment, and disbursement of the Trust's funds and assets in accordance with the terms of the Trust Agreement and all applicable laws.
The Trustee shall act solely in its fiduciary capacity and shall not be deemed an agent or representative of either Party under this Agreement. Once appointed, the Trustee may only be replaced with Energea's prior written consent.
For the avoidance of doubt, while the Trust Agreement has not yet been executed, its implementation remains a binding obligation of Helios and shall be completed as a post-closing requirement. The Agreement shall remain fully effective notwithstanding the current absence of the Trust, provided that all future Advances shall be subject to the establishment and activation of such Trust upon written request by Energea."
4. Insertion of Section 1.73 - Definition of Indebtedness
A new Section 1.73 is hereby inserted into the Agreement as follows:
"1.73 Indebtedness means any and all obligations of Helios or its Subsidiaries, whether direct or indirect, current or contingent, secured or unsecured, that:
(i) arise from financial or corporate borrowings, including but not limited to loans, lines of credit, promissory notes, debentures, or other debt instruments;
(ii) result from obligations to suppliers under deferred payment terms, commercial or operational agreements, or project-related accounts payable;
(iii) derive from any leasing, factoring, or similar financial arrangement; or
(iv) generate, accrue, or are otherwise subject to the payment of interest or other financial charges.
For the avoidance of doubt, Indebtedness shall include all obligations that have a financial repayment component, whether classified as financial debt, commercial liabilities, or quasi-debt instruments, regardless of whether recorded as such in Helios's audited financial statements."
5. Amendment and Restatement of Section 3.1.6 - Termination of Existing Indebtedness
Section 3.1.6 of the Agreement is hereby amended and restated in its entirety as follows:
"3.1.6 Repayment of Existing Indebtedness. The existing indebtedness of Helios and its Subsidiaries, as listed in the updated Schedule 4 - Corporate Debt, shall be repaid in priority using Advances disbursed under this Agreement over a period not to exceed six (6) months following the date of this Addendum, which shall constitute the date of effectiveness of the Agreement for purposes of this Section 3.1.6. A minimum of fifty percent (50%) of such debt shall be repaid within the first three (3) months.
Such repayment shall be made in accordance with drawdown procedures and disbursement controls set forth in this Agreement. Helios shall provide evidence of each repayment within five (5) Business Days of execution, including payoff confirmations and lien release documentation where applicable.
For the avoidance of doubt, this obligation shall not be deemed a Condition Precedent to the effectiveness of the Agreement. Failure to comply with this repayment schedule shall constitute a Material Breach under Section 6.1 and may trigger an Event of Default."
6. Amendment and Restatement of Section 3.1.10 - Corporate Governance Adjustments
Section 3.1.10 of the Agreement is hereby amended and restated in its entirety as follows:
"3.1.10 Corporate Governance Adjustments. Helios shall implement the necessary corporate governance adjustments to ensure full compliance with this Agreement. Such adjustments may be effected through amendments to its bylaws, corporate charter, or other governing instruments, or through resolutions adopted by its Board of Directors or Shareholders' Assembly, as applicable, provided that the following conditions are met:
(a) The Operational Assigned Manager shall oversee governance and decision-making exclusively for Helios. The designation of the Operational Assigned Manager as CEO and the granting of full authority over strategic, financial, and operational matters shall not require amendments to Helios's bylaws or corporate charter, but shall be subject to formal ratification by the Board of Directors within thirty (30) days of the date of this Addendum. Helios shall amend its bylaws within sixty (60) days thereafter to formally codify the governance structure.
(b) The Board of Directors of Helios shall be authorized to make decisions related to the performance of this Agreement and any Loan Document, including the use of Advances, financial administration, and implementation of project-related obligations, subject to the affirmative vote of the Operational Assigned Manager.
(c) The Shareholders' Assembly of Helios shall be restricted from modifying the bylaws, reversing corporate actions related to this Agreement, or taking any action that would materially affect Energea's rights or security interests, without:
(i) Providing Energea with at least five (5) Business Days' prior written notice of the proposed changes; and
(ii) Obtaining Energea's prior written approval, if Energea reasonably determines that the proposed change could constitute or lead to a material adverse effect, breach of covenant, or impairment of enforceability.
Any such approved modifications must be reported to Energea within ten (10) days of their approval and implementation.
(d) Any additional governance measures required to preserve the enforceability of this Agreement or safeguard Energea's collateral rights shall be promptly adopted by Helios upon Energea's reasonable request."
7. Amendment and Restatement of Section 5.2.4(c) - Management of Subsidiaries
Section 5.2.4(c) of the Agreement is hereby amended and restated in its entirety as follows:
"5.2.4(c) Management of Subsidiaries. Helios shall ensure that all newly formed or acquired Subsidiaries are duly incorporated and registered in accordance with applicable Colombian law, including timely registration with the relevant Chamber of Commerce. Such Subsidiaries shall be managed directly by Helios in accordance with the governance and reporting obligations set forth in this Agreement.
While all revenues, receivables, and contractual rights arising from such Subsidiaries shall be fully integrated into the financial and operational structure of the Agreement (including DSCR/DSCCR measurement, Monthly Reports, and Trust administration), it shall not be necessary for Helios to transfer, pledge, or otherwise assign ownership of such Subsidiaries' equity interests to the Trust as Collateral.
For the avoidance of doubt, this clause shall not be construed as a waiver of Energea's collateral rights over project-level cash flows, receivables, or other assets contractually linked to any Advance under this Agreement."
8. Amendment and Restatement of Section 5.4.3 - Reserve Requirement
Section 5.4.3 of the Agreement is hereby amended and restated in its entirety as follows:
"5.4.3 Reserve Requirement.
(a) Maintenance of Reserve. Helios shall maintain an aggregate balance in the Trust Account (the "Reserve") at all times equal to the sum of the total Service of Debt for the preceding calendar month, multiplied by three (3) (the "Reserve Threshold"). For illustrative purposes, if the Service of Debt for the preceding month was $100, the Reserve Threshold shall be $300.
(b) Initial Reserve Funding Requirement. The Reserve shall be initially funded using proceeds from the first Advance disbursed under this Agreement following the date of this Addendum. Such Advance shall be disbursed directly to Helios and shall be used, at a minimum, to satisfy the initial Reserve Requirement. Any remaining portion of the Advance may be applied toward repayment of existing indebtedness or other approved working capital purposes, provided that such uses are specified in the corresponding Advance Request and have received Energea's prior written approval.
(c) Replenishment Obligation. If the balance in the Trust Account falls below the Reserve Threshold (a "Reserve Shortfall"), Helios shall replenish the Reserve within the applicable Cure Period specified in Section 6.4 by depositing or transferring sufficient funds to restore the Reserve to the full Reserve Threshold. Helios may use Working Capital Advances under this Agreement to fulfill such replenishment, subject to Energea's prior written approval and provided that such use does not violate any other covenants, including limitations on Debt-to-Equity Ratio or Lien Priority.
(d) Monitoring and Notification. The Trustee shall monitor the Reserve balance and notify both Helios and Energea in writing if the balance falls below the Reserve Threshold. Such notice shall include (i) the amount of the Reserve Shortfall, and (ii) the amount to be deposited to restore compliance.
(e) Cure Rights. Helios may cure any Reserve-related Default by delivering a Cure Notice to Energea on or before the date of submission of the applicable Financial Certificate. The Cure Notice shall include:
(i) the amount of the Reserve Shortfall; and
(ii) a calculation evidencing that the deposit will restore full compliance with the Reserve Threshold.
Helios shall fund the Reserve Shortfall in full within the applicable Cure Period, subject to Energea's review and non-objection.
(f) Grace Period for Delayed Revenues. Helios may request an extension of the Cure Period if the Reserve Shortfall results directly from delayed payments by designated revenue sources (e.g., government subsidies). Such request shall include:
(i) documentary evidence that Helios has initiated appropriate legal recourse (such as a Tutela) to recover the unpaid subsidies; and
(ii) demonstration of good faith efforts to cure the shortfall, including communications and partial deposits.
Energea shall not unreasonably withhold approval of an extension request made in good faith and supported by evidence under this clause.
(g) Interim Reserve Arrangement. Until the execution and effectiveness of the Trust Agreement and appointment of the Trustee:
(i) Helios shall establish and maintain a dedicated, segregated bank account (the "Interim Reserve Account") at a reputable financial institution subject to prior written approval by Energea, to be used exclusively for funding and holding the Reserve required under Section 5.4.3.
(ii) The Interim Reserve Account shall be established under Helios's name but shall remain subject to monthly verification by Energea. No funds shall be withdrawn from the Interim Reserve Account without Energea's prior written approval.
(iii) Upon execution and activation of the Trust Agreement, Helios shall immediately transfer all funds from the Interim Reserve Account into the designated Reserve Account administered by the Trustee, with evidence of such transfer provided to Energea within five (5) Business Days."
9. Amendment of Schedules 1 and 8
Schedules 1 and 8 of the Agreement are hereby amended and replaced in their entirety with the revised versions attached to this Addendum as Annex 1 and Annex 2, respectively. As of the date of this Addendum, all references to Schedules 1 and 8 in the Agreement shall be deemed to refer to the updated versions annexed hereto. These amended Schedules shall be considered an integral part of the Agreement and shall supersede in full the previous versions.
10. Effectiveness and Waiver of Certain Conditions Precedent
Notwithstanding anything to the contrary in Section 3.1 of the Agreement, the Parties agree that the Agreement, as amended by this Addendum, shall be deemed fully effective as of the date of this Addendum (June [•], 30, 2025).
For the avoidance of doubt, any Conditions Precedent listed in Section 3.1 that remain unfulfilled as of the date of this Addendum are hereby waived for purposes of effectiveness only, and shall not impair the validity, enforceability, or binding nature of the Agreement.
Such unfulfilled Conditions Precedent, including but not limited to the execution of the Trust Agreement and the registration or implementation of applicable corporate authorizations, shall remain in full force as post-closing obligations and must be fulfilled by Helios in accordance with a timeline reasonably designated by Energea in writing.
11. Insertion of Section 5.6 - Equipment Approval and MTR Compliance
A new Section 5.6 is hereby inserted into the Agreement as follows:
"5.6 Equipment Approval and Minimum Technical Requirements (MTRs).
(a) Adopted MTR Standards. Helios acknowledges and agrees that Energea has issued a binding list of Minimum Technical Requirements ("MTRs") applicable to all Projects developed, owned, or operated by Helios or its Subsidiaries. These MTRs specify the only permitted equipment types, manufacturers, models, certifications, and performance standards authorized for use.
(b) Mandatory Compliance. Helios shall ensure that all equipment installed in any Project-regardless of the source of funds-complies strictly with the MTRs. Any equipment not included in the MTR list shall be deemed non-compliant and shall not be eligible for installation or use in any Project covered by this Agreement.
(c) Request for Exception or Inclusion. If Helios wishes to use any equipment not listed in the approved MTRs, it must submit a formal written request to Energea. The request must include technical specifications, origin details, and justification. Energea may approve or reject such request in its sole discretion.
(d) Condition Precedent. Use of any non-compliant equipment without prior written Energea approval shall constitute a Material Breach of this Agreement and may trigger an Event of Default under Section 6.1. No EPC Advance shall be disbursed unless Energea has confirmed in writing that all equipment for the related Project is compliant with the current MTRs or has been expressly approved in writing."
12. Insertion of Section 5.7 - Amortization Adjustment Trigger (Moody's Downgrade)
A new Section 5.7 is hereby inserted into the Agreement as follows:
"5.7 Amortization Adjustment Trigger - Sovereign Downgrade.
(a) Trigger Event. In the event that Moody's Investors Service downgrades the Republic of Colombia's long-term foreign currency issuer rating to Ba1 or lower, thereby aligning with the existing speculative-grade ratings assigned by Fitch Ratings and S&P Global Ratings (currently BB+), the amortization structure for all future Advances under this Agreement shall automatically adjust as set forth in subsection (b).
(b) Adjusted Structure. Any Advance disbursed following the occurrence of the downgrade specified in subsection (a) shall be amortized as follows:
(i) Seventy-five percent (75%) in U.S. Dollars (USD) at 15% fixed annual interest; and
(ii) Twenty-five percent (25%) in Colombian Pesos (COP) at 18% fixed annual interest.
(c) Preservation of Original Terms. All Advances disbursed prior to the occurrence of such downgrade shall remain subject to the amortization structure in effect at the time of their disbursement and shall not be affected by the adjustment described in this Section.
(d) Confirmation Notice. Upon the occurrence of the downgrade, Energea shall issue a written notice to Helios confirming the effective date of the adjusted amortization structure, which shall apply prospectively to all Advances issued thereafter."
13. Amendment and Restatement of Section 11 - Dispute Resolution
Section 11 of the Agreement is hereby amended and restated in its entirety as follows:
"11. Dispute Resolution. Any dispute, controversy, or claim arising out of or relating to this Agreement, including its interpretation, performance, breach, or termination, shall be resolved as follows:
(a) For disputes where the aggregate amount in controversy is less than USD 2,000,000, such dispute shall be submitted to binding arbitration administered by the Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá, in accordance with its rules in effect at the time of the dispute. The place of arbitration shall be Bogotá, Colombia. The arbitral tribunal shall consist of a single arbitrator and the language of arbitration shall be Spanish.
(b) For disputes where the amount in controversy is equal to or greater than USD 2,000,000, such dispute shall be submitted to binding expedited arbitration administered by the International Chamber of Commerce (ICC), in accordance with its Expedited Arbitration Rules. The seat of arbitration shall be Bogotá, Colombia. The tribunal shall consist of a sole arbitrator unless otherwise agreed by the Parties. The language of arbitration shall be Spanish."
14. Amendment and Restatement of Section 1.52 - Material Adverse Effect
Section 1.52 of the Agreement is hereby amended and restated in its entirety as follows:
1.52 Material Adverse Effect means, with respect to any Person or any matter, any event, circumstance, change or effect that individually or in the aggregate has a material adverse effect on: (i) the business, financial condition, operations, performance, properties, or prospects of such Person; (ii) the ability of such Person to perform its obligations under the Loan Documents; (iii) the legality, validity, binding effect, or enforceability of any Loan Document or the rights and remedies of the Lender thereunder; or (iv) the value, enforceability, or priority of the Collateral or the Lender's security interests therein.
CLOSING REMARKS
Except as expressly modified herein, all other terms, conditions, and obligations under the Agreement shall remain in full force and effect. This Addendum shall be deemed an integral part of the Agreement and shall be construed accordingly.
This Addendum shall be governed by and construed in accordance with the governing law provisions set forth in the Agreement.
This Addendum may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SignaturesSIGNATURES

Energea Portfolio 5 LATAM LLC
By:
Name: Mike Silvestrini
Title: Managing Partner
Date: June 30, 2025

Helios Energía S.A.S. E.S.P.
By:
Name: Angelina Alvear
Title: Legal Representative
Date: June 30, 2025

Helios Energía S.A.S. E.S.P.
By:
Name: Juan Pablo Ballestas Juliao
Title: Operational Assigned Manager
Date: June 30, 2025